FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of February 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

Table of Contents
(1)	Press Release, “Dr. Reddy’s announces five ANDA approvals and Generic product launches in the US Market”, February 5, 2009.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces five ANDA approvals and Generic product launches in the US Market
Hyderabad, India, February 5, 2009 — Dr. Reddy’s Laboratories (NYSE: RDY) today announced that it has launched the following five products in the US market during the month of January:
•	Levetiracetam tablets (250mg, 500mg, 750mg & 1000mg), the generic version of UCB Keppra® Tablets — with IMS annual sales of $1.1 billion.
•	Omeprazole capsules (40mg), the generic version of AstraZeneca’s Prilosec® DR Capsules 40mg — with IMS annual sales of $168 mn.
•	Lamotragine CD chewable tablets (5mg & 25mg), the generic version of GlaxoSmithKline’s Lamictal® CD Tablets — with IMS annual sales of $87 mn.
•	Divalproex capsules & delayed release pellets (125mg), the generic version of Abbott’s Depakote® Delayed Release Capsules 125mg — with IMS annual sales of $126 mn.
•	Lamotrigine tablets (25mg, 100mg, 150mg & 200mg), the generic version of GlaxoSmithKline’s Lamictal® Tablets — with IMS annual sales of $2.3 billion.
Note: IMS sales data is based on 12 month sales ending September 2008.
Commenting on the product approvals, Satish Reddy, Managing Director and COO said “We are excited to announce the launch of these five products as they add additional breadth and depth to our product portfolio and in turn to our customers. Our ability to successfully launch 5 generic products within such a short period of time is a result of the organizational capabilities we have built, and a reflection of our continued commitment to establish a leadership position in the US market.”
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company whose purpose is providing affordable and innovative medicines for healthier lives. Dr. Reddy’s is vertically integrated with a presence across the pharmaceutical value chain through its core businesses of Global Generics, Pharmaceutical Services & Active Ingredients (PSAI), and Proprietary Products, which includes New Chemical Entities, Biosimilars and Differentiated formulations. The company’s products are marketed globally, with a focus on India, US, Europe and Russia. Dr. Reddy’s conducts NCE drug discovery research in the areas of metabolic disorders, cardiovascular indications, anti-infectives and inflammation.. For further information please see: www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

For more information please contact:
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297
Raghavender R at raghavenderr@drreddys.com /+91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at 908-203-4931
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: March 17, 2009		Name:	V.S. Suresh
		Title:	Company Secretary

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